SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 1 December 2003


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 1 December 2003 re: Sale of Business in S.A.




190/03                                        1 December 2003



LLOYDS TSB ANNOUNCES SALE OF ITS BUSINESSES IN GUATEMALA, HONDURAS AND PANAMA


Lloyds TSB Group has agreed the sale by its wholly owned subsidiary, Lloyds TSB Bank plc, of the business of the branches in Guatemala, Honduras and Panama, and certain other assets, to Corporacion UBC International S.A. and certain of its subsidiaries, for a cash consideration equivalent to approximately GBP47 million. The book value at 30 September 2003 of the businesses and assets sold was some GBP42 million and risk-weighted assets were some GBP165 million. The businesses of Guatemala, Honduras and Panama collectively contributed some GBP1.7 million to Lloyds TSB Group attributable profit in 2002.

The disposals are subject to approval by the relevant regulatory authorities. After costs, the net impact of the disposals to be recognised in the profit and loss account of Lloyds TSB Group on completion is not expected to be material.


                                    - ends -

                                                                       ..../more


For further information:

Investor Relations

Michael Oliver                               +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk


Ian Gordon                                   +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk


Media

Terrence Collis                              +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk


Mary Walsh                                   +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk



FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
  Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     1 December 2003